UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

Kenneth Nadel
Wolverine Asset Management, LLC
175 W. Jackson Blvd., Suite 340
Chicago, Illinois  60604
(312) 884-4400

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Michael A. Adelstein, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7540

October 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON IA

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Trading Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON CO/HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher L. Gust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	8	SOLE DISPOSITIVE POWER 0
	9	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON IN/HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bellick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SHARED VOTING POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	8	SOLE DISPOSITIVE POWER 0
	9	SHARED DISPOSITIVE POWER Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
	10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Series A-1 Convertible Preferred Stock convertible into 4,000,000 shares of common stock Warrants exercisable into 1,220,370 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 9.99% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON IN/HC

* The Reporting Persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series A-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 7 of 9 Pages

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the “Amendment No. 1”) amends the Schedule 13D filed on June 1, 2015 [File Number 005-87011] (the “Original Schedule 13D”, and as amended by this Amendment No. 1, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) below. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by Wolverine Asset Management, LLC (“WAM”), Wolverine Holdings, L.P. (“WH”), Wolverine Trading Partners, Inc. (“WTP”), Christopher L. Gust, and Robert R. Bellick  (WAM, WH, WTP, and Messrs. Gust and Bellick, collectively, the “Reporting Persons”).  The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, is the beneficial owner of any shares of the Common Stock.  The Reporting Persons have entered into a joint filing agreement, dated as of October 13, 2015, a copy of which is filed herewith as Exhibit 99.1.

WAM, an Illinois limited liability company, whose business address is 175 W. Jackson Blvd., Suite 340, Chicago, Illinois 60604, is the investment manager of affiliated private investment funds.  WH, an Illinois limited partnership, whose business address is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604, is the sole member and manager of WAM.  WTP, an Illinois corporation, whose business address is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604, is the general partner of WH. Mr. Bellick is a natural person whose business address is 175 West Jackson Blvd., Suite 200, Chicago, Illinois 60604.  Mr. Gust is a natural person whose business address is 175 West Jackson Blvd., Suite 340, Chicago, Illinois 60604.  Each of Mr. Bellick and Mr. Gust may be deemed to control WTP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. WAM is subject to an SEC administrative order dated October 8, 2015, File No. 3-16890. Without admitting or denying the findings in the Order that WAM violated Section 204A of the Investment Advisers Act of 1940, WAM has agreed to cease and desist from committing or causing any future violations of such provision, disgorge profits of approximately $365,000 and pay prejudgment interest of approximately $39,000, and pay a civil penalty of $375,000. No fines or disgorgements have been paid by WAM’s advisory clients and WAM and its affiliates took prompt steps to enhance policies and procedures relating to information barriers. The Order did not include any finding that (i) the trading itself by WAM was improper, (ii) any individuals at WAM committed any violations of the federal securities laws, or (iii) there was any harm to any WAM investor.
.

CUSIP No. 74965F104	Page 8 of 9 Pages

     (f) WAM is an Illinois limited liability company.  WH is an Illinois limited partnership.  WTP is an Illinois corporation.  Messrs. Bellick and Gust are citizens of the United States.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

EXHIBITS

99.1	Joint Filing Agreement, among Wolverine Asset Management, LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc., Christopher L. Gust, and Robert R. Bellick.

99.2
Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.3
Form of Certificate of Designations of the Series A-1 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.4	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.5
Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

CUSIP No. 74965F104	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2015

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick